UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING

For the fiscal year ended **December 31, 2025**

Exact name of issuer	**Acre Mezcal Holdings Corp**
State / jurisdiction of incorporation	California
Date of incorporation	November 24, 2020
IRS Employer Identification No.	85-4040341
Form of organization	Corporation
Principal executive office	1200 N Sweetzer Ave Unit 1, Los Angeles, CA 90069
Telephone	(310) 486-3933
Issuer website	https://www.acremezcal.com
SEC CIK number	0001836741

Item 1. Name of Issuer

The exact legal name of the issuer is **Acre Mezcal Holdings Corp** (the "Issuer," "Company," "we," "our," or "us").

The Issuer does not conduct business under any other name (DBA).

Item 2. Legal Status, Address, and Website

Form of organization	Corporation
Jurisdiction of incorporation	California
Date of incorporation	November 24, 2020
Principal physical address	1200 N Sweetzer Ave Unit 1, Los Angeles, CA 90069
Issuer website	https://www.acremezcal.com

Item 3. Directors of the Issuer

The following individuals served as directors of the Issuer during the fiscal year ended December 31, 2025:

Name	Position(s) / Title	Dates of service	Principal occupation & employment for past 3 years
Jordan Haddad	Director	August 2019 – Present	Director of Acre Mezcal Holdings Corp. since August 2019; also serves as Chief Executive Officer of the Issuer. Affiliated with Surface Brands LLC, the Issuer's largest shareholder.
Stuart McPherson	Director	August 2019 – Present	Co-founder and operator of Acre Baja (the Acre Baja resort in Los Cabos, Mexico) since December 2015; Director of Acre Mezcal Holdings Corp. since August 2019. No cash or equity compensation from the Issuer.
Cameron Watt	Director	August 2019 – Present	Co-founder and operator of Acre Baja (the Acre Baja resort in Los Cabos, Mexico) since December 2015; Director of Acre Mezcal Holdings Corp. since August 2019. No cash or equity compensation from the Issuer.

Item 4. Officers of the Issuer

The following individuals served as officers of the Issuer during the fiscal year ended December 31, 2025:

Name	Position(s) / Title	Dates of service	Principal occupation & employment for past 3 years
Jordan Haddad	Chief Executive Officer	August 2019 – Present	Chief Executive Officer of Acre Mezcal Holdings Corp. since August 2019; oversees all operations and strategic decisions. Also affiliated with Surface Brands LLC, the Issuer's largest shareholder.
Scott Ballin	Chief Marketing Officer	June 2022 – Present	Chief Marketing Officer of Acre Mezcal Holdings Corp. since June 2022; oversees sales and marketing. Prior experience in marketing and brand development in the consumer products industry.

Mr. Haddad serves as the Issuer's Chief Executive Officer and as the Issuer's Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer for purposes of certifying the financial statements included in this report.

Item 5. Beneficial Owners of 20% or More of Voting Equity

Set forth below is the only person who, as of the most recent practicable date, was the beneficial owner of 20% or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of beneficial owner	Class of securities	Number of securities	% of voting power
Surface Brands LLC	Common Stock	736,597	49.1%

No other person was the beneficial owner of 20% or more of the Issuer's outstanding voting equity securities. The following persons held a significant minority position (less than 20%) and are disclosed for transparency:

Name	Class	Number of securities	% of voting power
Stuart McPherson	Common Stock	242,500	16.2%
Cameron Watt	Common Stock	242,500	16.2%
Jordan Haddad	Common Stock	133,886	8.9%

Item 6. Business Description and Business Plan

6(a) Description of the Business

Acre Mezcal Holdings Corp. is a marketer and wholesaler of premium artisanal mezcal sourced from the fields of Oaxaca and Durango, Mexico. The Issuer has cultivated a brand that reflects the explorer in each of its customers — eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences. The Issuer primarily distributes its products through a network of distributors operating in California, New York, and Los Cabos, Mexico, and during fiscal year 2025 expanded distribution into Florida, Arizona, and Colorado.

The Issuer's flagship product, Espadín 12, accounted for approximately 85% of gross product sales in fiscal year 2025. Sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer channels (via the Issuer's online platform). Sales are conducted by a combination of in-house personnel and broker networks.

The Issuer does not produce its products in-house; rather, the Issuer sources finished mezcal from independent third-party producing partners in Mexico. The Issuer's prior U.S. operating subsidiary, Acre Mezcal LLC, is now defunct and is no longer active. Operations in Mexico continue through the Issuer's subsidiary Acre Vida Destilados S. de R.L. de C.V. (the "Mexican Subsidiary"). The Mexican Subsidiary functions as a Mexican Excise Stamp (MEX) subsidiary, which allows the Issuer to import product into Mexico for sale to a third party in pesos and to produce certain advertising content in Cabo, primarily for use in the U.S. market.

6(b) Anticipated Business Plan

Over the next twelve months, the Issuer's anticipated business plan focuses on (i) deepening penetration in its existing distribution markets (California, New York, and Los Cabos) and accelerating velocity in the new expansion markets entered during fiscal year 2025 (Florida, Arizona, and Colorado), (ii) maintaining the existing product portfolio led by Espadín 12, (iii) managing operating expenses and consulting spend with a view to improving operating margins, and (iv) addressing the Issuer's working-capital and stockholders' deficit position principally through increased borrowing under existing related-party credit facilities and, if necessary, additional borrowing arrangements.

Item 7. Number of Employees

As of December 31, 2025, the Issuer had one (1) full-time employee and zero (0) part-time employees. The Issuer also engages independent contractors and consultants on a project basis (consulting expense for fiscal year 2025 was approximately $309,061).

Item 8. Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. The following risks are material to an investment in the Issuer:

We have a stockholders' deficit and limited cash on hand.

For the fiscal year ended December 31, 2025, we incurred a net loss of approximately $413,010, our total liabilities of approximately $739,653 exceeded our total assets of approximately $436,268, resulting in a stockholders' deficit of approximately $303,385, and our cash balance declined from approximately $34,169 at the start of the year to approximately $6,713 at year end. We expect to fund our continuing operations principally through increased borrowing under existing related-party credit facilities and, if necessary, additional borrowings. There can be no assurance that such borrowings will continue to be available on terms acceptable to us, or at all.

We have a limited operating history and a history of operating losses.

We are an early-stage company with limited operating history. We have not yet achieved profitability and may not do so in the foreseeable future. Continued operating losses would further erode stockholders' equity and may require additional capital infusions on terms that could be dilutive or unavailable.

We rely on related-party financing to fund operations.

A significant portion of our liabilities consist of obligations to related parties (approximately $318,793 in aggregate, including amounts owed to Surface Brand LLC, Bodega Tequila, and a loan to a principal). If these related parties demand repayment, refuse to extend further credit, or modify terms, our ability to continue operations would be materially adversely affected.

Our revenue is highly concentrated in a single product line.

Approximately 85% of our gross product sales in fiscal year 2025 were attributable to a single SKU (Espadín 12). A decline in demand for that product, supply disruption, or any quality issue could disproportionately impact our results.

We depend on third-party producers and a complex cross-border supply chain.

Our products are produced in Mexico and imported into the United States. Trade policies, tariffs, currency fluctuations, transportation disruption, and supplier concentration could increase costs or interrupt supply. Changes in U.S. or Mexican regulations affecting alcohol production, importation, labeling, or distribution could materially affect our business.

Distributor chargebacks and pricing programs reduce our realized revenue.

In fiscal year 2025, distributor chargebacks reduced gross product sales of approximately $982,716 to net revenue of approximately $811,079, an effective deduction of approximately 17%. Increases in promotional, depletion, or pricing-program demands by distributors could further compress net revenue and gross margin.

The alcoholic beverage industry is highly regulated.

We are subject to extensive federal, state, and local regulation in the United States, including by the Alcohol and Tobacco Tax and Trade Bureau (TTB) and state alcohol-beverage control authorities. Loss of any required license or registration, or adverse changes in regulation, could prevent us from operating in some or all jurisdictions.

We depend on key personnel.

Our business depends substantially on the continued services of our principals and a small management team. The loss of any key person, or our inability to attract and retain qualified personnel, would harm our business.

We may require additional capital, which may not be available on acceptable terms.

Given our cash position and operating losses, we expect to require additional capital within the next twelve months. Additional financing may not be available, or may be available only on terms that significantly dilute existing investors or impose restrictive covenants.

There is no public trading market for our securities.

Securities issued under Regulation Crowdfunding are subject to one-year transfer restrictions. Even after the restriction lapses, there is no public market for our securities, and investors should expect to hold their investment indefinitely.

Investors will have limited voting rights and influence.

Investors in our Reg CF offering hold a minority position. Decisions of the Issuer are made by the board of directors and majority holders, and Reg CF investors will have limited or no ability to influence corporate actions, including future financings, M&A activity, or executive compensation.

Future financings will likely dilute existing investors.

To address our capital needs, we expect to issue additional equity or convertible securities in the future. Such issuances will dilute the percentage ownership of existing investors and may be on terms more favorable to new investors than to existing holders.

Item 9. Description of Ownership and Capital Structure

9(a) Authorized and Outstanding Securities

Class of security	Authorized	Outstanding	Voting rights
Common Stock	1,800,000	1,499,645	1 vote per share

The Issuer has no preferred stock, SAFEs, convertible notes, options, or warrants outstanding. Common Stock is the only authorized and outstanding class of equity securities.

9(b) Risks of Minority Ownership and Future Dilution

Reg CF investors hold a minority interest in the Issuer. The Issuer may issue additional securities in the future, including securities with rights senior to those of the Reg CF investors, which would dilute the percentage ownership of existing investors. Reg CF investors will have limited or no ability to prevent or influence such issuances.

9(c) Restrictions on Transfer

Securities issued under Regulation Crowdfunding may not be transferred by a purchaser of those securities during the one-year period beginning when the securities were issued, except: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Item 10. Indebtedness

The Issuer's outstanding indebtedness as of December 31, 2025 is set forth below:

Creditor	Outstanding amount	Interest rate	Maturity	Other material terms
SVS Holdings (related party)	$300,000	10%	No stated maturity	Drawn against a $500,000 line of credit. SVS Holdings is a partial owner of Surface Brands LLC, the Issuer's largest shareholder (49.1%).
Surface Brand LLC (related party)	$250,603	None stated	No stated maturity	Advances payable to Surface Brand LLC, the Issuer's 49.1% shareholder.
Bodega Tequila LLC (related party)	$61,065	None stated	No stated maturity	Net amount payable to Bodega Tequila LLC under a shared-expense arrangement covering selling and Park Street services. Bodega Tequila LLC is under common ownership with the Issuer (Surface Brands LLC and Jordan Haddad).

Item 11. Exempt Offerings of Securities Within Past Three Years

The Issuer has undertaken the following exempt offerings of securities in the three years preceding the date of this report:

Date	Exemption relied on	Securities offered	Amount sold	Use of proceeds
Calendar year 2023	Section 4(a)(6) of the Securities Act (Regulation Crowdfunding)	Common Stock	Approximately $654,200 (12 shares of common stock issued at par; $654,188 of additional paid-	Working capital, mezcal inventory, marketing, and general operating expenses. Refer to the Issuer's Form C and related filings on EDGAR for further detail.

Date	Exemption relied on	Securities offered	Amount sold	Use of proceeds
			in capital)	

Other than the offering described above, the Issuer has not undertaken any exempt offerings of securities within the three years preceding the date of this report.

Item 12. Related-Party Transactions

Set forth below are related-party transactions during the fiscal year ended December 31, 2025 (or proposed transactions) with directors, officers, beneficial owners of 20%+ of voting equity, promoters (if the Issuer was organized within the past three years), or any immediate family member of the foregoing, in which the amount involved exceeded the threshold under Rule 201(r):

Related party	Relationship	Nature of transaction	Amount / terms
Surface Brands LLC	49.1% beneficial owner of the Issuer; Jordan Haddad (CEO of the Issuer) is affiliated with Surface Brands LLC	Advances and funding from Surface Brands LLC to the Issuer (drawn against SVS Holdings $500,000 line of credit at 10%)	$250,603 outstanding at 12/31/2025
SVS Holdings	Partial owner of Surface Brands LLC (the Issuer's 49.1% shareholder); accordingly, an indirect related party.	$500,000 line of credit at 10% interest, no stated maturity	$300,000 drawn at 12/31/2025
Bodega Tequila LLC	Under common ownership with the Issuer (Surface Brands LLC and Jordan Haddad)	Shared-expense arrangement covering selling expenses and Park Street services. The Issuer's share of these costs is settled net through an intercompany payable balance.	$61,065 payable at 12/31/2025
Jordan Haddad	Chief Executive Officer of the Issuer	Loan from the Issuer to Mr. Haddad	$7,125 outstanding at 12/31/2025
Acre Vida Destilados S. de R.L. de C.V.	Mexican operating subsidiary of the Issuer (the Issuer's prior U.S. subsidiary,	Intercompany receivable representing capital and expenses	$224,757 receivable at 12/31/2025

Related party	Relationship	Nature of transaction	Amount / terms
	Acre Mezcal LLC, is now defunct)	contributed to the Mexican operating subsidiary (booked in QuickBooks as "Due from Acre Mezcal Cabo")	

Item 13. Financial Condition of the Issuer

13(a) Results of Operations — FY2025 Compared to FY2024

For the fiscal year ended December 31, 2025, the Issuer reported gross product sales of approximately $982,716, distributor chargebacks of approximately $171,638, resulting in net revenue of approximately $811,079. This compares to net sales of approximately $909,544 for the fiscal year ended December 31, 2024, a decline of approximately 10.8% year-over-year.

Cost of goods sold for fiscal year 2025 was approximately $502,177, producing a gross profit of approximately $308,902 and a gross profit margin of approximately 38.1%. By comparison, fiscal year 2024 cost of goods sold was approximately $459,486, producing gross profit of approximately $450,058 and a gross profit margin of approximately 49.5%. The decline in gross profit margin year-over-year is attributable principally to (i) increased distributor chargebacks and (ii) changes in the Issuer's accounting methodology to fully account for all selling expenses within cost of goods sold and selling expenses, rather than allocating certain of those costs elsewhere as in prior periods.

Total operating expenses for fiscal year 2025 were approximately $718,676, of which consulting expense was approximately $309,061 (representing approximately 38% of operating expenses). For fiscal year 2024, total operating expenses were approximately $981,755, principally comprised of personnel ($150,904), warehousing and delivery ($140,453), selling and marketing ($273,589), and general and administrative expenses ($416,027). Operating expenses declined approximately 27% year-over-year.

The Issuer reported a net loss of approximately $413,010 for fiscal year 2025, compared to a net loss of approximately $428,629 for fiscal year 2024.

13(b) Liquidity and Capital Resources

As of December 31, 2025, the Issuer held cash of approximately $6,713, down from approximately $34,169 at December 31, 2024. Total assets were approximately $436,268 (compared to a higher prior-year balance), total liabilities were approximately $739,653, and stockholders' equity was a deficit of approximately $(303,385). Working capital was approximately break-even, with current assets only marginally exceeding current liabilities. The Issuer has historically funded operations through (i) crowdfunding proceeds raised under Regulation Crowdfunding, and (ii) advances and a line of credit from related parties (principally the $500,000 SVS Holdings/Surface Brands LLC line of credit at 10%, of which approximately $250,603 was drawn at December 31, 2025).

Management intends to address the Issuer's liquidity needs over the next twelve months principally through increased borrowing under existing related-party facilities and, if necessary, through additional borrowing arrangements.

13(c) Material Changes Since December 31, 2025

There have been no material changes to the financial condition of the Issuer since December 31, 2025 other than as described elsewhere in this report.

Item 14. Financial Statements

The Issuer's financial statements for the fiscal year ended December 31, 2025, prepared in accordance with U.S. generally accepted accounting principles (GAAP), are attached as Exhibit A to this report and incorporated by reference. The financial statements consist of:

- Balance Sheet as of December 31, 2025 and December 31, 2024;
- Statement of Operations for the fiscal years ended December 31, 2025 and December 31, 2024;
- Statement of Cash Flows for the fiscal years ended December 31, 2025 and December 31, 2024;
- Statement of Stockholders' Equity (Deficit) for the fiscal years ended December 31, 2025 and December 31, 2024; and
- Notes to Financial Statements.

Item 15. Disqualification Events ("Bad Actor" Update)

The Issuer hereby certifies that no event has occurred since the most recent Form C or Form C-AR filing that would constitute a disqualifying event under Rule 503 of Regulation Crowdfunding (17 CFR § 227.503) with respect to the Issuer or any covered person.

Item 16. Other Material Information

None.

Ongoing Reporting

The Issuer will continue to file an annual report electronically with the Securities and Exchange Commission and post the report on its website at https://www.acremezcal.com (or a sub-page of that domain such as /investors or /annual-report) no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- The Issuer has filed at least one annual report and has fewer than 300 holders of record;
- The Issuer has filed at least three annual reports and has total assets that do not exceed $10,000,000;
- The Issuer or another party purchases or repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The Issuer liquidates or dissolves its business in accordance with state law.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Acre Mezcal Holdings Corp

(Issuer)

By: _____

Name: Jordan Haddad
Title: Chief Executive Officer
Date: April ___, 2026

Pursuant to the requirements of Regulation Crowdfunding, this Form C-AR has been signed by the following person in the capacities and on the date indicated.

By: _____

Name: Jordan Haddad
Title: Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer
Date: April ___, 2026

EXHIBIT A

Financial Statements for the Fiscal Year Ended December 31, 2025

The financial statements of the Issuer for the fiscal year ended December 31, 2025 follow this page (or are attached as a separate exhibit to this filing).

EXHIBIT A

FINANCIAL STATEMENTS

Acre Mezcal Holdings Corp. and Subsidiary

For the fiscal year ended December 31, 2025

(UNAUDITED)

Acre Mezcal Holdings Corp and Subsidiary
Consolidated Balance Sheet (UNAUDITED)
As of December 31, 2025

	12/31/2025
ASSETS	
Current Assets	
Cash and cash equivalents	$ 6,712.50
Accounts receivable	14,128.18
Inventory	132,572.99
QuickBooks tax holding account	84.00
Investment in Acre Mezcal Cabo (99%, equity method)	54,383.05
Due from Acre Mezcal Cabo (intercompany)	224,757.32
Total current assets	**432,638.05**
Equipment, gross	3,911.81
Less: accumulated depreciation	(782.00)
Equipment, net	**3,129.81**
Other Assets	
Deposits	500.00
Total other assets	**500.00**
Total assets	**$ 436,267.86**
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities	
Accounts payable	$ 110,342.89
Credit cards	110.09
Loan payable — Jordan Haddad (related party)	7,125.19
Due to Bodega Tequila LLC (related party)	61,064.71
Due to Surface Brand LLC (related party)	250,603.08
Due to Poggio Torselli	(963.89)
Due to Acre Cabo (equity)	175.81
Payroll liabilities	345.74
Total current liabilities	**428,803.62**
Long-term Liabilities	
SVS Holdings line of credit ($500,000 facility, 10% interest, related party)	$ 300,000.00
SVS Holdings interest payable	10,849.31
Total long-term liabilities	**310,849.31**
Total liabilities	**$ 739,652.93**

Stockholders' Deficit

Common stock — owner investments (1,800,000 shares authorized; 1,499,645 shares issued and outstanding, no par value)	$ 1,812,898.07
Retained earnings (deficit), beginning of year	(1,703,273.56)
Net loss for the year	(413,009.58)
Total stockholders' deficit	**$(303,385.07)**
Total liabilities and stockholders' deficit	**$ 436,267.86**

See accompanying notes to financial statements.

Acre Mezcal Holdings Corp and Subsidiary
Consolidated Statement of Operations (UNAUDITED)
For the year ended December 31, 2025

	FY 2025
Net sales	**$ 811,078.95**
Cost of goods sold	**502,177.21**
Gross profit	**$ 308,901.74**
OPERATING EXPENSES	
Consulting	$ 309,060.73
Marketing support	105,042.09
Wages	77,000.04
Excise and sales taxes paid	45,765.70
Postage and shipping	23,913.83
Accounting fees	23,000.00
Health insurance	19,851.02
Marketing supplies	17,463.65
Interest paid	17,487.42
Sponsorship	16,700.00
Samples / depletion	12,899.58
Interest expense — accrued	8,301.38
Account support	7,783.42
Payroll taxes	6,877.50
Compliance	5,876.34
Software	5,723.00
Travel — airfare and lodging	2,712.93
Distributor fee	2,758.02
Meals	3,206.39
Legal fees	1,865.50
Bank charges	1,587.96
Office supplies	1,387.00
Trademarks	829.00
Travel — other	638.99
Dues and subscriptions	715.00
Vehicle expense	171.80
Office expenses	25.00
Website	33.19
Total operating expenses	**718,676.48**
Loss from operations	**$(409,774.74)**

Other Expense

California franchise tax	(2,684.84)
Delaware franchise tax	(550.00)
Total other expense	**(3,234.84)**
Loss before income taxes	**$(413,009.58)**
Income tax expense	-
Net loss	**$(413,009.58)**

See accompanying notes to financial statements.

Acre Mezcal Holdings Corp and Subsidiary
Consolidated Statement of Cash Flows (UNAUDITED)
For the year ended December 31, 2025

	FY 2025
Cash Flows from Operating Activities	
Net loss	$(413,009.58)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	782.00
Change in operating assets — (increase) decrease:	
Accounts receivable, inventory, and other current assets	(27,432.46)
Due from Acre Mezcal Cabo (intercompany)	(38,192.13)
Investment in Acre Mezcal Cabo	(54,383.05)
Change in operating liabilities — increase (decrease):	
Accounts payable, accrued expenses, and credit cards	49,533.69
Due to Surface Brand LLC (related party)	186,183.34
Due to Bodega Tequila LLC (related party)	61,064.71
Other related-party payables and payroll liabilities	433.41
SVS Holdings interest payable	10,849.31
Net cash used in operating activities	**(224,170.76)**
Cash Flows from Investing Activities	
Loan to officer (Jordan Haddad)	(7,125.19)
Due to Acre Cabo equity	175.81
Due to Poggio Torselli	(963.89)
Net cash used in investing activities	**(7,913.27)**
Cash Flows from Financing Activities	
Proceeds from SVS Holdings line of credit	$ 200,000.00
Capital contributions / paid-in capital adjustments	4,627.27
Net cash provided by financing activities	**204,627.27**
Net decrease in cash and cash equivalents	**$(27,456.76)**
Cash and equivalents, beginning of period	$ 34,169.26
Cash and equivalents, end of period	**$ 6,712.50**
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 17,487.42
Income taxes paid	$ -

Note: The cash flow statement is derived from the changes in balance-sheet accounts during fiscal year 2025. Operating, investing, and financing line items are based on year-over-year movements in the underlying QuickBooks accounts. Balance-sheet account changes are computed from the December 31, 2024 closing balance (per QuickBooks) to the December 31, 2025 closing balance.

Acre Mezcal Holdings Corp and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity (Deficit) (UNAUDITED)

For the year ended December 31, 2025

	Common Stock — Owner Investments	Retained Earnings (Deficit)	Total Equity (Deficit)
Balance — January 1, 2025	$ 1,808,270.80	$(1,703,273.56)	$ 104,997.24
Capital contributions and paid-in capital adjustments	4,627.27		4,627.27
Net loss		(413,009.58)	(413,009.58)
Balance — December 31, 2025	**$ 1,812,898.07**	**$(2,116,283.14)**	**$(303,385.07)**

Note: Beginning retained earnings of $(1,703,273.56) at January 1, 2025 reflect a prior-period adjustment of approximately $(309,825) from the audited fiscal year 2024 ending balance of $(1,393,449) included in the Form C-AR filed June 10, 2025. Management recorded this adjustment in connection with the closing of the books for fiscal year 2025; the components and rationale of this adjustment have not been separately documented in these unaudited statements.

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE 1 — NATURE OF OPERATIONS

Acre Mezcal Holdings Corp. (the "Company") was formed on November 24, 2020 in the State of California. The financial statements of Acre Mezcal Holdings Corp. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

We primarily distribute our products through a variety of distributors in California, New York, and Los Cabos, Mexico, and during fiscal year 2025 expanded distribution into Florida, Arizona, and Colorado. We do not produce our products in-house but go through an independent third-party supplier. Our prior U.S. operating subsidiary, Acre Mezcal LLC, is now defunct. Operations in Mexico continue through our 99%-owned subsidiary Acre Vida Destilados S. de R.L. de C.V.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). Sales are conducted by a combination of our broker network as well as our distributor partners.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenue and expenses during the reporting periods. Actual results could materially differ from these estimates.

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting and consolidate the accounts of Acre Mezcal Holdings Corp. and its 99%-owned Mexican subsidiary, Acre Vida Destilados S. de R.L. de C.V. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. As of December 31, 2025, equipment of $3,911.81 has been depreciated by $782.00, resulting in a net book value of $3,129.81.

Revenue Recognition

The Company recognizes revenue when control of the product transfers to the customer, which generally occurs at the time of shipment to distributors. Distributor chargebacks (representing pricing programs, depletions, and returns) are recorded as a reduction of gross product sales.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is subject to tax in the United States, the State of California, the State of Delaware (franchise tax), and Mexico (with respect to the Mexican Subsidiary).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2025, the Company's cash balance of $6,712.50 was below the FDIC insured limit.

NOTE 3 — DEBT

SVS Holdings Line of Credit. The Company has a $500,000 line of credit issued by SVS Holdings, a related party. The line of credit bears interest at 10% per annum and has no stated maturity date. As of December 31, 2025, $300,000 was outstanding under the line of credit and $10,849.31 of accrued interest was payable. SVS Holdings is a partial owner of Surface Brands LLC, which is the Company's largest shareholder (49.1% beneficial owner). During fiscal year 2025, the Company drew an additional $200,000 under the line of credit (from $100,000 outstanding at December 31, 2024).

NOTE 4 — COMMITMENTS AND CONTINGENCIES

The Company is not involved with, and does not have knowledge of, any pending or threatening litigation against the Company or any of its officers.

NOTE 5 — STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 1,800,000 shares of its common stock, no par value. As of December 31, 2025, the Company had 1,499,645 shares of common stock issued and outstanding. The Company's aggregate paid-in capital and contributed capital balance is $1,812,898.07 as of December 31, 2025. No dividends have been declared or paid through December 31, 2025.

Beginning retained earnings (deficit) of $(1,703,273.56) at January 1, 2025 reflect a prior-period adjustment of approximately $(309,825) from the audited fiscal year 2024 ending retained earnings balance of $(1,393,449) included in the Form C-AR filed with the U.S. Securities and Exchange Commission on June 10, 2025. The Company has not separately documented the components of this adjustment in these unaudited financial statements.

NOTE 6 — RELATED PARTY TRANSACTIONS

The Company has had the following related-party transactions and outstanding balances as of and for the year ended December 31, 2025:

SVS Holdings — As described in Note 3, the Company has a $500,000 line of credit at 10% interest from SVS Holdings, of which $300,000 was outstanding at December 31, 2025 (with accrued interest payable of $10,849.31). SVS Holdings is a partial owner of Surface Brands LLC.

Surface Brands LLC — At December 31, 2025, the Company had $250,603.08 payable to Surface Brands LLC (the Company's 49.1% shareholder), representing accumulated funding advances. This balance increased by $186,183.34 during fiscal year 2025 from $64,419.74 at January 1, 2025.

Bodega Tequila LLC — Bodega Tequila LLC is under common ownership with the Company (Surface Brands LLC and Jordan Haddad). At December 31, 2025, the Company had $61,064.71 payable to Bodega Tequila LLC under a shared-expense arrangement covering selling expenses and Park Street services. This balance increased from $0.00 at January 1, 2025.

Loan to officer — At December 31, 2025, the Company had a $7,125.19 loan receivable from Jordan Haddad, the Company's Chief Executive Officer.

Due to Acre Mezcal Cabo (intercompany) — As of December 31, 2025, the Company had a $224,757.32 receivable from Acre Vida Destilados S. de R.L. de C.V. (the "Mexican Subsidiary"), the Company's 99%-owned subsidiary, representing capital contributions and shared expenses. The Company also carries a $54,383.05 equity investment in the Mexican Subsidiary.

Due to Poggio Torselli — A net credit balance of $(963.89) is reflected as Due to Poggio Torselli as of December 31, 2025; this balance arose from advances and reimbursements between the Company and Poggio Torselli, an affiliate.

NOTE 7 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through the date these financial statements were issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jordan Haddad, Principal Executive Officer of Acre Mezcal Holdings Corp., hereby certify that the financial statements of Acre Mezcal Holdings Corp. included in this Report are true and complete in all material respects.

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Jordan Haddad
CEO (Principal Executive Officer)
Date: _____